SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 5)*

Echo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27876L107
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

878,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

878,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum-Montaur Life Sciences, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

700,000 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

700,000 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.99% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 700,000 shares of Common Stock underlying currently exercisable Warrants.  The Warrants contain restrictions on exercise such that the holder may not exercise the Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time.

(2) See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,605,424 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,605,424 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,605,424 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.4% (1)

14.	TYPE OF REPORTING PERSON

OO

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

878,452 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

878,452 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,452 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlicht

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,483,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,483,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,483,876 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,483,876 (1)(2)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,483,876 (1)(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,483,876 (1)(2)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ X ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(2) See Item 5(a).

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Interest in Securities of the Issuer.

Item 3 is hereby amended and restated to read as follows:

The Platinum Funds acquired the securities reported as beneficially and directly owned by them at an aggregate cost of approximately $18,845,261.  The funds used to purchase such securities were obtained from the general working capital of PPVA, PPLO and Platinum-Montaur, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 10, 2014, PPVA and PPLO exercised their rights under the Securities Purchase Agreement dated December 10, 2013 (the “SPA”) entered into with the Issuer to have the Issuer call a Special Meeting of stockholders (the “Special Meeting”) to approve the issuance of the shares of Common Stock underlying the Series E Preferred Stock pursuant to NASDAQ Marketplace Rule 5635(b) (the “Share Issuance”) issued in connection with the SPA. Pursuant to the terms of the SPA, the Issuer shall, among other things, prepare and file a proxy statement with the Securities and Exchange Commission as promptly as reasonably practicable, and, after such proxy statement is definitive, duly call, give notice to stockholders of, convene and hold the Special Meeting. If stockholders approve the Share Issuance, PPVA and PPLO will be able to waive the 19.99% Blockers and convert the Series E Preferred Stock into shares of Common Stock if their resulting beneficial ownership would be in excess of 19.99% of all of the Common Stock outstanding.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Common Stock reported owned by each person named herein is based upon 11,929,964 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 9, 2014.

As of the close of business on July 14, 2014, PPVA directly owned 1,605,424 shares of Common Stock, constituting approximately 13.4% of the outstanding shares of Common Stock.

As of the close of business on July 14, 2014, PPVA directly owned 1,398,890 shares of Series E Preferred Stock and 145,454 Warrants, each currently subject to the 19.99% Blocker and 9.99% Blocker.  As of the date hereof, PPVA had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to the Series E Preferred Stock or Warrants.

Platinum Management, as the Investment Manager of PPVA, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the securities directly owned by PPVA.

As of the close of business on July 14, 2014, PPLO directly owned 678,452 shares of Common Stock and beneficially owned an additional 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock, constituting approximately 7.2% of the outstanding shares of Common Stock.

As of the close of business on July 14, 2014, PPLO directly owned 349,723 shares of Series E Preferred Stock and 36,363 Warrants, each currently subject to the 19.99% Blocker and 9.99% Blocker.  As of the date hereof, PPLO had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to the Series E Preferred Stock or Warrants.

Platinum Liquid Management, as the Investment Manager of PPLO and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Liquid Management, may be deemed to beneficially own the securities directly owned by PPLO.

As of the close of business on July 14, 2014, Platinum-Montaur directly owned Warrants exercisable into 700,000 shares of Common Stock (the “Montaur Warrants”)  The Montaur Warrants contain restrictions on exercise such that the holder may not exercise the Montaur Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time (the “4.99% Blocker” and together with the 19.99% Blocker and the 9.99% Blocker, the “Ownership Limitations”).  Pursuant to the terms of the Montaur Warrants, the 4.99% Blocker may be waived and increased up to 9.99% of all Common Stock outstanding upon the holder providing the Issuer with 61 days’ notice that such holder would like to waive the 4.99% Blocker.  Platinum-Montaur has not requested such waiver as of the date hereof.  Platinum-Montaur disclaims beneficial ownership with respect to the 700,000 shares of Common Stock underlying the Montaur Warrants.

Platinum Management, as the Investment Manager of Platinum-Montaur, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Platinum-Montaur.

Item 5(c) is hereby amended to add the following:

The transactions effected by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth on Schedule 1 attached hereto.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	July 15, 2014

/s/ Mark Nordlicht
Mark Nordlicht

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC, as Investment Manager

By:  /s/ Uri Landesman
                             Uri Landesman,
                             President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.
By: Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                            Uri Landesman,
                            President

PLATINUM-MONTAUR LIFE SCIENCES, LLC
By: Platinum Management (NY) LLC, as Investment Manager

By: /s/ Uri Landesman
                            Uri Landesman,
                            President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman,
              President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By: /s/ Uri Landesman
            Uri Landesman,
            President

/s/ Uri Landesman
     Uri Landesman

SCHEDULE 1

TRANSACTIONS IN THE SECURITIES OF THE ISSUER SINCE THE FILING OF AMENDMENT NO. 4 TO THE SCHEDULE 13D

Class of Security	Amount of Securities Purchased	Price ($)	Date of Purchase

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.

Common Stock	16,490	2.1996	06/20/14
Common Stock	85	2.2000	06/23/14
Common Stock	386	2.2000	06/24/14
Common Stock	2,300	2.2000	06/25/14
Common Stock	15,000	2.2000	06/26/14
Common Stock	10,656	2.2000	06/27/14
Common Stock	55,083	2.2000	06/30/14